Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Plan Administrator of the
Financial Institutions, Inc. 401(k) Plan:
We consent to incorporation by reference in the Registration Statement on Form S-8 (File No. 333-87338) pertaining to the Financial Institutions, Inc. 401(k) Plan of our report dated June 23, 2006 relating to the statement of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental Schedule of Assets (Held at End of Year) as of December 31, 2005, which report is included in the Form 11-K of the Financial Institutions, Inc. 401(k) Plan.
/s/ Bonadio & Co., LLP
Pittsford, New York
June 28, 2006